UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)
KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)
     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F  ☑     Form 40-F  ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☑
     [If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-                    .]

Lok Ma Chau Spur Line to commence service on 15 August
     (8 August 2007, Hong Kong) The Kowloon-Canton Railway Corporation (KCRC) announced today the Lok Ma Chau Spur Line of East Rail will commence passenger service in the afternoon of Wednesday, 15 August 2007 following the opening of the Futian-Lok Ma Chau control point.
     The first northbound train will depart from East Tsim Sha Tsui Station at 3:15 pm, and the first southbound train will leave Lok Ma Chau Station at 4:15 pm.
     To ensure that passengers will be able to make the crossing within the daily operating hours of the Lok Ma Chau checkpoint between 6:30 am and 10:30 pm initially, the first northbound train will leave East Tsim Sha Tsui at 5:33 am and the first southbound train will depart from Lok Ma Chau at 6:38 am. The last northbound train from East Tsim Sha Tsui will be at 9:33 pm, and the last southbound train from Lok Ma Chau will be at 10:55 pm.
     The Lok Ma Chau service will operate at a 10-minute interval during peak hours and 12-minute during non-peak hours. The service to Lo Wu will run at a frequency of 5.5 to 6 minutes.
     Trains for Lok Ma Chau will call at all East Rail Stations from East Tsim Sha Tsui to Sheung Shui. At all East Rail stations, there will be LED displays and broadcast on the platform to draw northbound passengers’ attention to the destination of the next arriving train.
     At Sheung Shui Station where the services will be diverged to Lok Ma Chau or Lo Wu, additional LED displays and coloured queue-boxes have been installed on the northbound platform of every doorway to indicate the destination of the train for passengers’ convenience.
     During the initial period, additional staff will be deployed to assist passengers. More information about the Lok Ma Chau service is obtainable from the KCRC hotline at 2929-3399.
- End -

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date 9 August 2007	By	/s/ Jeffrey Cheung

Name: Jeffrey Cheung
Title: Deputy Director-Finance